UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

Commission File Number 000-51778

GLOBAL MAINFRAME CORP.
(Translation of registrant's name into English)

#101, 435-4 Avenue SW., Calgary, Alberta T2P 3A8
(Address of principal executive office)

Indicate by check mark whether the registrant files
or will file annual reports under cover of
Form 20F or Form 40F.
Form 20F    X  	Form 40F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by
furnishing the information contained in this
Form is also thereby furnishing the information
to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934. ___ Yes    No X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.



DOCUMENTS INCLUDED AS PART OF THIS REPORT
Exhibit 16.	Letter from Bateman & Co., Inc. regarding
agreement with statements by
Registrant in this Form 6-K.

Changes in Registrant's Certifying Accountant.

	(i)	On September 30, 2007, the Board of
Directors of the Registrant adopted a
resolution to formally notify the independent accounting
 firm of Bateman & Co., Inc that the
client-auditor relationship between the Registrant and Bateman & Co., Inc. had ceased.

	(ii)	The last report issued by Bateman & Co.,
 Inc. on the consolidated financial
statements of the Registrant related to the Registrant's
 fiscal year ended April 30, 2006.  Such
report was issued on August 8, 2006 and Bateman & Co., Inc.'s opinion was modified as to the
uncertainty of the Registrant to continue as a going concern. Bateman & Co., Inc. has not issued any reports on the Registrant's consolidated financial statements since the August 8, 2006 report.

	(iii)	The decision to change accountants was
recommended by the Registrant's
Management.
	(iv)	In connection with the audit of the Registrant's
consolidated financial statements
for the year ended April 30, 2006 and during any subsequent interim periods, there have been no disagreements with Bateman & Co., Inc. on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which if not resolved to the satisfaction of Bateman & Co., Inc. would have caused
Bateman & Co., Inc. to make reference to the subject matter of the disagreements in connection with their report.

Engagement of New Independent Accountant

      On September 30, 2007, the Registrant engaged De Joya,
Griffith & Company, LLC as its
independent registered public accounting firm to audit the Registrant's financial statements.
During the fiscal years ended April 30, 2006 and 2005, and the subsequent interim period prior to engaging this firm, neither the Registrant nor someone on its behalf consulted the newly engaged accountant regarding application of accounting principles to a specified completed or contemplated transaction, or the type of audit opinion that might be rendered on the Registrant's financial statements.

	The Registrant has requested that Bateman & Co.,
Inc. furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of the Bateman & Co., Inc. letter to the Securities and Exchange Commission, dated
October 16, 2007, is filed as Exhibit 16 to this Form 6-K.

..


SIGNATURES

      Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has
duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   GLOBAL MAINFRAME CORP.
                                      (Registrant)

Date: October 29, 2007

By:  /s/ Steve Turcotte
Name:  Steve Turcotte - Secretary
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